EXHIBIT 99.1

Amarc Builds on AuRORA Cu-Au-Ag Discovery with Option to Acquire 100% Interest in Adjacent Brenda Property

VANCOUVER, BC / ACCESS Newswire / February 11, 2025 / Amarc Resources Ltd. (TSXV:AHR)(OTCQB:AXREF) (Amarc or the “Company”), is pleased to announce it has signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery.

The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. The claims fall largely within the area of common interest under the Amarc - Freeport-McMoran Mineral Properties Canada Inc. (“Freeport”) agreement of 2021 (see Amarc May 18, 2021 release) and so will be offered to be made part of the JOY District as defined by that agreement.

AuRORA Discovery

In January 2025, Amarc announced drill results from its new, high grade, gold-rich porphyry Cu-Au-Ag AuRORA discovery at the Company’s 100% owned JOY Copper-Gold District (or “JOY” or the “District”) in the prolific Toodoggone-Kemess porphyry Cu-Au region of north-central British Columbia (“BC”). AuRORA is located within the new NWG Target, a portion of the 495 km2 JOY District that had not previously been drill tested. The AuRORA discovery is characterized by high Au grades with strong Cu and Ag values and excellent lateral and vertical continuity extending from near surface, and it is open to expansion (see Amarc releases dated January 17 and 20, 2025). Freeport is fully funding work programs at JOY to earn an interest in the project, and Amarc is the operator of all programs.

Brenda Property

The adjoining 44.5 km2 Brenda Property optioned from Canasil is surrounded on three sides by Amarc’s JOY mineral tenures (Figure 1). The Brenda Property is underlain by the same highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at Amarc’s recent AuRORA and Canyon porphyry Cu-Au discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, and includes an intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05, which was collared adjacent to a large gossan (see Canasil National Instrument 43-101 Technical Report at https://www.canasil.com/projects/bc-canada-properties/brenda/).

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Figure 1 - Large-Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery, PINE Deposit, Canyon Discovery, Twins & Other Sulphide Systems

The Company also announces that it has granted 290,000 incentive stock options at a price of $0.67 per share for a period of five years to its technical staff. All of the options are subject to any required TSX Venture Exchange acceptance.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure - including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc has completed self-funded drilling at its higher-grade Empress Deposit in the IKE District. Additional drill results from core holes at JOY, as well as those completed in 2024 at DUKE and IKE are being compiled for release in Q1 2025. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

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For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Figure 1 - Large-Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery, PINE Deposit, Canyon Discovery, Twins & Other Sulphide Systems

SOURCE: Amarc Resources Ltd.

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